13D

CUSIP No. 03783C100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AppFolio, Inc.

(Name of Company)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Kimberly Shea

Vice President of Finance

IGSB, Inc.

1485 E Valley Road, Suite H

Santa Barbara, CA 93108

(805) 969-9292

With a copy to:

Ben A. Frydman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 03783C100	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS IGSB IVP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,620,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,620,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	IGSB IVP II, LLC may be deemed to share beneficial ownership of a total of 4,620,529 of the Company’s Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock outstanding as of October 6, 2015, plus the 4,620,529 Class A Shares into which those Class B Shares are convertible.

13D

CUSIP No. 03783C100	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS IGSB Internal Venture Fund II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,430,577
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,430,577
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,577
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	IGSB Internal Venture Fund II, LLC may be deemed to share beneficial ownership of a total of 2,430,577 of the Company’s Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock outstanding as of October 6, 2015, plus the 2,430,577 Class A Shares into which those Class B Shares are convertible.

13D

CUSIP No. 03783C100	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS IGSB IVP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,855,274
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,855,274
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,855,274
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	IGSB IVP III, LLC may be deemed to share beneficial ownership of a total of 3,855,274 of the Company’s Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock outstanding as of October 6, 2015, plus the 3,855,274 Class A Shares into which those Class B Shares are convertible.

13D

CUSIP No. 03783C100	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS IGSB Internal Venture Fund III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 993,627
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 993,627
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,627
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	IGSB Internal Venture Fund III, LLC may be deemed to share beneficial ownership of a total of 993,627 of the Company’s Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock outstanding as of October 6, 2015, plus the 993,627 Class A Shares into which those Class B Shares are convertible.

13D

CUSIP No. 03783C100	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Investment Group of Santa Barbara, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,848,901
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,848,901
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,848,901
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Investment Group of Santa Barbara, LLC may be deemed to share beneficial ownership of a total of 4,848,901 of the Company’s Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock outstanding as of October 6, 2015, plus the 4,848,901 Class A Shares into which those Class B Shares are convertible.

13D

CUSIP No. 03783C100	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Timothy K. Bliss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,770,382
	8.	SHARED VOTING POWER 4,848,901
	9.	SOLE DISPOSITIVE POWER 7,770,382
	10.	SHARED DISPOSITIVE POWER 4,848,901
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,619,283
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.9%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Mr. Bliss may be deemed to own, beneficially, (i) a total of 12,577,603 of the Company’s outstanding Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares, and (ii) 41,680 of the Company’s outstanding Class A Shares. This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock outstanding as of October 6, 2015, plus the additional 12,577,603 Class A Shares into which those Class B Shares are convertible. However, Mr. Bliss disclaims beneficial ownership of 4,848,901 of those Class B Shares and, therefore, of the Class A Shares into which those Class B Shares are convertible. See Item 5 below in this Amendment No. 1.

13D

CUSIP No. 03783C100	Page 8 of 12 Pages

1.	NAMES OF REPORTING PERSONS Maurice J. Duca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 891,900
	8.	SHARED VOTING POWER 4,848,901
	9.	SOLE DISPOSITIVE POWER 891,900
	10.	SHARED DISPOSITIVE POWER 4,848,901
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,740,801
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Mr. Duca may be deemed to own beneficially (i) 4,848,901 of the Company’s outstanding Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares, and (ii) 891,900 of the Company’s outstanding Class A Shares. This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock outstanding as of October 6, 2015, plus the additional 4,848,901 Class A Shares into which those Class B Shares are convertible. However, Mr. Duca disclaims beneficial ownership of those 4,848,901 Class B Shares and, therefore, of the Class A Shares into which those Class B Shares are convertible. See Item 5 below in this Amendment No. 1.

13D

CUSIP No. 03783C100	Page 9 of 12 Pages

1.	NAMES OF REPORTING PERSONS William R. Rauth III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,041
	8.	SHARED VOTING POWER 4,848,901
	9.	SOLE DISPOSITIVE POWER 5,041
	10.	SHARED DISPOSITIVE POWER 4,848,901
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,853,942
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Mr. Rauth may be deemed to be the beneficial owner of a total of 4,853,942 of the Company’s Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock outstanding as of October 6, 2015, plus the additional 4,853,942 Class A Shares into which those Class B Shares are convertible. However, Mr. Rauth disclaims beneficial ownership of the 4,848,901 of those Class B Shares and, therefore, of the Class A Shares into which those 4,848,901 Class B Shares are convertible. See Item 5 below in this Amendment No. 1.

13D

CUSIP No. 03783C100	Page 10 of 12 Pages

Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to Schedule 13D (this “ Amendment”) amends and supplements the Schedule 13D filed on July 7, 2015 (the “Schedule 13D”), which relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” or “Class A Shares”), of Appfolio, Inc., a Delaware corporation (the “Company”).

This Amendment is being filed on behalf of (i) IGSB IVP II, a California limited liability company (“IVP 2”); (ii) IGSB Internal Venture Fund II, a California limited liability company (“Venture Fund 2”); (iii) IGSB IVP III, a California limited liability company (“IVP 3”); (iv) IGSB Internal Venture Fund III, a California limited liability company (“Venture Fund 3” and together with IVP 2, Venture Fund 2 and IVP 3, the “Investment Funds”); Investment Group of Santa Barbara, LLC, a California limited liability company “IGSB”), (vi) Timothy K. Bliss, an individual (“Mr. Bliss”), who also is one of the directors of the Company; (vii) Maurice J. Duca, an individual (“Mr. Duca”); and (viii) William R. Rauth III, an individual (“Mr. Rauth”), who also is one of the directors of the Company. Mr. Bliss is the sole manager of IVP 2 and Venture Fund 2. IGSB is the managing member of IVP 3 and Venture Fund 3 and Messrs. Bliss, Duca and Rauth are the managing members of IGSB. The Investment Funds, IGSB and Messrs. Bliss, Duca and Rauth, shall sometimes be referred to, collectively, in this Amendment No. 1 as the “Reporting Persons”.

Note: The Reporting Persons are filing this Amendment to report the following purchases, on October 6, 2015, of shares of Company Class B Common Stock (“Class B Shares”): (i) 2,796,615 Class B Shares by IVP 3 and (ii) 242,424 Class B Shares by Venture Fund 3, as further described below. Those Class B Shares are convertible at any time at the option of the holders thereof, on a one share-for-one share basis, into the Company’s Class A Shares.

All capitalized terms used in this Amendment No. 1 that are not defined herein have the meanings given to such terms in the originally filed Schedule 13D.

Item 3. Source and Amount of Funds.

Item 3 is hereby amended by inserting the following at the end thereof:

The purchase price paid for the Class B Shares purchased, respectively, by IVP 3 and Venture Fund 3 on October 6, 2015 was $16.50 per Share. IVP 3 and Venture Fund 3 each used working capital to fund their purchases of Class B Shares.

Item 4.	Purpose of Transaction

Item 4 in the Schedule 13D is hereby amended by adding the following immediately after the first paragraph thereof:

The respective purchases of Class B Shares by IVP 3 and Internal Venture Fund 3 on October 6, 2015 were made because of the belief by the members of IGSB, which is the managing member of IVP 3 and Internal Venture Fund 3, that the Company’s Common Stock represented, and continues to represent, an attractive investment. In the future, Messrs. Bliss, Duca and Rauth, acting together and in their capacities as managing members of IGSB, may cause IVP 3 or Internal Venture Fund 3 to acquire additional Class B Shares or Class A Shares or to dispose of any of the Class B Shares or Class A Shares over which they have dispositive power, based on such factors as market conditions, their evaluations of the Company’s performance and prospects and such other factors as may be deemed relevant by them.

Item 5.	Interest in Securities of the Company

Item 5 in the Schedule 13D is hereby amended and restated in its entirety to read as follows:

IVP 2 and Venture Fund 2 are the owners of 4,620,529 and 2,430,577 Class B Shares, respectively. As the sole managing member of IVP 2 and Venture Fund 2, Mr. Bliss possesses the sole power to vote and dispose of those Class B Shares. In addition, Mr. Bliss possesses sole voting and dispositive power with respect to (i) 41,680 Class A Shares which he owns directly, and (ii) a total of 635,758 Class A Shares which he may acquire at any time, at his option, by conversion of a like number of Class B Shares directly owned by him, and (iii) 41,838 Class A Shares which

13D

CUSIP No. 03783C100	Page 11 of 12 Pages

he may acquire at any time, at his option, by conversion of a like number of Class B Shares that he owns indirectly through a family trust. None of IGSB and Messrs. Duca and Rauth possesses voting or dispositive power over and each of them disclaims beneficial ownership of the Class A Shares owned by IVP 2 and Venture Fund 2.

IVP 3 and Venture Fund 3 are the owners of 3,855,274 and 993,627 Class B Shares, respectively. IGSB, as the manager of both IVP 3 and Venture Fund 3, and Messrs. Bliss, Duca and Rauth, as the managing members of IGSB, may be deemed to share voting and dispositive power over, and, therefore, may be deemed to share beneficial ownership of, a total of 4,848,901 Class A Shares into which the aggregate number of the Class B Shares owned by IVP 3 and Venture Fund 3 are convertible. However, decisions regarding the voting, disposition and conversion of the Class B Shares that are owned by IVP 3 and Venture Fund 3 require the unanimous approval of Messrs. Bliss, Duca and Rauth and, therefore, none of them may, individually, exercise voting or dispositive power over those Class B Shares. As a result, each of them disclaims beneficial ownership of those Class B Shares and, therefore, also of the 4,848,901 Class A Shares into which those Class B Shares are convertible.

Mr. Duca possesses sole voting and dispositive power with respect to (i) 300,070 of the Company’s outstanding Class A Shares, which he owns directly, and (ii) a total of 591,830 Class A Shares owned by pension trusts of which Mr. Reece is sole trustee.

Mr. Rauth possesses sole voting and dispositive power over a total of 5,041 of the Company’s Class B Shares which are owned by a limited liability company of which Mr. Rauth is the sole manager. Those 5,041 Class B Shares are convertible, at the option of Mr. Rauth, into a like number of the Company’s Class A Shares.

Except for the purchases, on October 6, 2015, of Class B Shares by IVP 3 and Venture Fund 3 that are described above in this Amendment No. 1, none of the Reporting Persons effectuated any transactions in any Class A Shares, or any Class B Shares that are convertible into Class A Shares, during the past 60 days.

13D

CUSIP No. 03783C100	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 14, 2015

Investment Group of Santa Barbara, LLC

By:		/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB Internal Venture Fund II, LLC

By:		/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB IVP II, LLC

By:		/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB Internal Venture Fund III, LLC

By:		Investment Group of Santa Barbara, LLC

	By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB IVP III, LLC

By:		Investment Group of Santa Barbara, LLC

	By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

Timothy K. Bliss
Maurice J. Duca
William R. Rauth III

/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact